================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 2)




                                 GRIST MILL CO.

                                (Name of Issuer)




      Common Stock, $0.10 Par Value (and Associates Stock Purchase Rights)

                         (Title of Class of Securities)




                                   398629204

                                 (CUSIP Number)




      M. Kelley Maggs               Copy to:             A. Winston Oxley
International Home Foods, Inc.                         Vinson & Elkins L.L.P.
    1633 Littleton Road                               3700 Trammell Crow Center
Parsippany, New Jersey  07054                               2001 Ross Avenue
      (973) 359-9920                                     Dallas, Texas  75201
                                                             (214) 220-7891


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)




                                 April 13, 1998

    (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person                  IHF/GM Acquisition Corporation
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                BK and AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                   State of Delaware
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                 90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                              CO
--------------------------------------------------------------------------------



*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person                  IHF/GM Holding Corporation
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                BK and AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                   State of Delaware
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                              CO
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person                  International Home Foods, Inc.
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                BK and AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                   State of Delaware
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                              CO
--------------------------------------------------------------------------------

*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1 Name of Reporting Person Hicks, Muse, Tate & Furst Equity Fund III, L.P. I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                       AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                   State of Delaware
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                              PN
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person                  HM3/GP Partners, L.P.
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                       AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                      State of Texas
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                             PN
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person               Hicks, Muse GP Partners III, L.P.
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                       AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                      State of Texas
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                             PN
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person               Hicks, Muse Fund III, Incorporated
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                       AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                      State of Texas
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                             CO
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
 1    Name of Reporting Person                                 Thomas O. Hicks
      I.R.S. Identification No. of above person (entities only)
--------------------------------------------------------------------------------
 2    Check the appropriate box if a member of a group                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC use only
--------------------------------------------------------------------------------
 4    Source of Funds                                                       AF
--------------------------------------------------------------------------------
 5    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6    Citizenship or place of organization                   State of Delaware
--------------------------------------------------------------------------------
                                  7        Sole Voting Power         6,438,840*
                                  ----------------------------------------------
  Number of Shares Beneficially   8        Shared Voting Power               0
                                  ----------------------------------------------
     Owned by Each Reporting      9        Sole Dispositive Power    6,438,840*
                                  ----------------------------------------------
           Person With            10       Shared Dispositive Power          0
--------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person   6,438,840*
--------------------------------------------------------------------------------
12    Check box if the aggregate amount in row (11) excludes
      certain shares                                                      [ ]
--------------------------------------------------------------------------------
13    Percent of class represented by amount in row (7)                  90.7%
--------------------------------------------------------------------------------
14    Type of reporting person                                             IN
--------------------------------------------------------------------------------


*  Shares shown as beneficially owned give effect to the following:

         (i) On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander, pursuant to which Mr. Bolander granted to Purchaser an option to purchase up to an aggregate of 245,000 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock.

         (ii) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances).

         Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

         (a), (b) and (c)

         Pursuant to the terms of the Merger Agreement, Purchaser has completed its cash tender offer (the "Offer") to purchase all the outstanding shares of Common Stock at a price of $14.50 per share. A total of 6,198,840 shares of Common Stock were tendered pursuant to the Offer (including 140,032 shares of Common Stock subject to guarantees of delivery), which expired at midnight, New York City time on Monday, April 13, 1998. All such tendered shares of Common Stock were accepted for payment by Purchaser. On March 10, 1998, Parent, Purchaser, the Company and Glen S. Bolander entered into the Stockholder Agreement pursuant to which Mr. Bolander granted to Purchaser an option (the "Selling Stockholder Option") to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by Mr. Bolander as a result of his exercise of certain options to purchase shares of Common Stock. Pursuant to the Merger Agreement, on March 10, 1998 the Company granted to Purchaser an irrevocable option (the "Company Option") to purchase an indeterminate number of shares of Common Stock (exercisable in certain circumstances). In the aggregate, the foregoing represent 90.7% of the outstanding shares of Common Stock.

         Purchaser, Parent and IHF are the beneficial owners of the foregoing shares of Common Stock. Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Fund III") holds a majority of the outstanding shares of common stock of IHF.
HM3/GP Partners, L.P. is the general partner of Fund III. Hicks, Muse GP Partners III, L.P. is the general partner of HM3/GP Partners, L.P. Hicks, Muse Fund III, Incorporated ("Fund III Inc.") is the general partner of Hicks Muse GP Partners III, L.P. Mr. Hicks is a controlling person, the Chairman of the Board and the Chief Executive Officer of Fund III Inc. Each of Fund III, HM3/GP Partner, L.P., Hicks, Muse GP Partner III, L.P., Fund III Inc. and Mr. Hicks may be deemed beneficial owners of the shares of Common Stock beneficially owned by Purchaser, Parent and IHF. However, each of Fund III, HM3/GP Partner, L.P., Hicks, Muse GP Partner III, L.P., Fund III Inc. and Mr. Hicks disclaims beneficial ownership of the shares of Common Stock beneficially owned by Purchaser, Parent and IHF.

         Each reporting person has the sole power to vote, or direct the vote of, and to dispose of, or direct the disposition of, the shares of Common Stock tendered and accepted for payment pursuant to the Offer. Upon exercise of the Selling Stockholder Option and the Company Option, each reporting person will have the sole power to vote, or direct the vote of, and to dispose of, or direct the disposition of, the shares of Common Stock acquired upon such exercise.

         (d)     None.

         (e)     Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1998                 IHF/GM ACQUISITION CORPORATION


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       IHF/GM HOLDING CORPORATION


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       INTERNATIONAL HOME FOODS, INC.


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       HICKS, MUSE, TATE & FURST EQUITY
                                       FUND III, L.P.
                                       By:     HM3/GP Partners, L.P.
                                       By:     Hicks, Muse GP Partners III, L.P.
                                       By:     Hicks, Muse Fund III,
                                               Incorporated


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       HM3/GP PARTNERS, L.P.
                                       By:     Hicks, Muse GP Partners III, L.P.
                                       By:     Hicks, Muse Fund III,
                                               Incorporated


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President

                                       HICKS, MUSE GP PARTNERS III, L.P.
                                       By:     Hicks, Muse Fund III,
                                               Incorporated


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       HICKS, MUSE FUND III, INCORPORATED


                                       By:  /s/ ANDREW S. ROSEN
                                          ------------------------------------
                                                Andrew S. Rosen
                                                Vice President


                                       THOMAS O. HICKS


                                       By:  /s/ THOMAS O. HICKS
                                          ------------------------------------
                                                David W. Knickel
                                                Attorney-in-Fact